The information herein relates to a business combination (the "Transaction") to be effected under Japanese law whereby SAMMY CORPORATION and SEGA CORPORATION (together, the "Companies") will become wholly-owned subsidiaries of a newly formed Japanese corporation (the "Holding Company"). The Transaction and information to be distributed in connection with the Transaction are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information, if any, included herein have been prepared in accordance with Japanese accounting standards that may not be comparable to financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Transaction, since the Companies and the Holding Company will be located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue the Companies, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel the Companies, the Holding Company or any of their respective affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the Companies or the Holding Company may purchase securities otherwise than pursuant to the Transaction, such as in open market or privately negotiated purchases.

June 29, 2004

Name of Company: SEGA CORPORATION
Place of Principal Office: 2-12, Haneda 1-chome, Ohta-ku, Tokyo
Name of Representative: Hisao Oguchi, President and Representative Director
TSE Code: 7964 (TSE 1st Section)
Name of Contact Person: Akira Sugano
Director, Corporate Division
Telephone Number: 03-5736-7111

Notice of the New Managerial and Business Execution Structures

SEGA CORPORATION hereby notifies that at the meeting of its board of directors held on June 29, 2004, the management structure with the following directors and corporate officers was resolved.

Title	Name	Responsibility
Chairman, Representative Director and CEO	Hajime Satomi	
President, Representative Director and COO	Hisao Oguchi	
Managing Directors	Masaharu Suzuki (promoted) Hideki Okamura (newly appointed) Yasuo Tazoe (newly appointed)	
Director	Akira Sugano (newly appointed)	
Statutory Auditors	Ryoichi Arai (newly appointed) Kazutada Ieda Iwao Nishi	
Auditor	Mineo Enomoto (newly appointed)	

Senior Corporate Officer	Keiji Mori	Deputy Executive General Manager of Amusement Machine Sales Division
Corporate Officers	Masanao Maeda	Deputy Executive General Manager of Consumer Business Division
	Toshiya Tabata	Executive General Manager of Amusement Center Development Division of Sega Amusement Ltd.
	Hiroshi Yagi	Executive General Manger of Amusement Product Development Division
	Shigeru Yamashita	Deputy General Manager of Prize Product Sales Division
	Yukio Sugino	Deputy Executive General Manager of R&D Division
	Hiroyuki Soga	Executive General Manager of Administration Division and General Manager of Public Relations Department
	Tsutomu Kiyosue (newly appointed)	Executive General Manager of Business Operation Division of Sega Amusement Ltd.
R&D creative Officers	Yuji Naka Toshihiro Nagoshi Yu Suzuki	

End

June 29, 2004

To Whom It May Concern:

Name of Company:	SEGA CORPORATION
Place of Principal Office:	2-12, Haneda 1-chome, Ohta-ku, Tokyo
Name of Representative:	Hisao Oguchi President and Representative Director
Code Number:	No. 7964, Tokyo Stock Exchange 1st Section
Name of Contact Person:	Akira Sugano Director Corporate Division
Telephone Number:	03-5736-7111

Notice of Purchase of Our Series #5 Unsecured Convertible Bonds (Convertible Bond-Type Bonds with Stock Acquisition Rights)

SEGA CORPORATION hereby announces that it has decided at the meeting of its board of directors held on June 29, 2004, to purchase (*kaiire*) up to 5 billion yen of its series #5 unsecured convertible bonds (convertible bond-type bonds with stock acquisition rights; hereinafter referred to as the "Convertible Bonds").

As a part of our efforts to form a joint holding company with SAMMY CORPORATION through a share-for-share exchange (*kabushiki-iten*) and in order to address the scheduled measures regarding the Convertible Bonds as announced on May 18, 2004, SEGA CORPORATION is considering to hold a bondholders' meeting for the purpose of amending

the terms and conditions to enable an early redemption and to redeem the outstanding Convertible Bonds thereunder. (The date of the bondholders' meeting is undetermined; the expected early redemption price is 117 yen per principal amount of 100 yen.) The above decision to purchase the Convertible Bonds at this stage was made to ensure the successful execution of such early redemption.

(Please, however, note that the expected amendment providing for an early redemption and the subsequent execution of such early redemption are subject to: (i) the resolution at the bondholders' meeting to approve the proposal of adding the term regarding an early redemption to the current terms and conditions of the Convertible Bonds; and (ii) a decision by a competent court under Article 327 of the Commercial Code to permit such resolution to become effective.)

SEGA CORPORATION

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan
phone: +81-3-5736-7111 facsimile: +81-3-5736-7117

File No. 82-3439

June 30, 2004

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-6
450 Fifth Street, N.W.
Washington DC 20549

Re: SEGA CORPORATION
Rule 12g-2(b) Exemption No. 82-3439

Dear Sirs:

On behalf of SEGA CORPORATION ("SEGA"), enclosed are the following documents required to be furnished to the U.S. Securities and Exchange Commission pursuant to the Rule 12g3-2(b)(1)(iii):

- Notice of Purchase of Our Series #5 Unsecured Convertible Bonds (Convertible Bonds-Type Bonds with Stock Acquisition Rights)
- Notice of the New Managerial and Business Execution Structures

If you have any question about the enclosed material, please contact Akira Sugano, Director of the Company. Phone: +81-3-5736-7072

Sincerely yours,

Akira Sugano
Director
SEGA CORPORATION